

06008464

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

.CURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 8 2006

BRANCH OF REGISTRATIONS
AND

10

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8- 43895

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2005_____ AND ENDING_____12/31/2005_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 McLaughlin Run Road; Suite 200; (P.O. Box 88)
(No. and Street)

Bridgeville	PA	15017-0088
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin P. Biber   (412) 221-9250
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Labriola Neighbors, LLP
(Name – if individual, state last, first, middle name)

Abele Business Park; 60 Abele Road; Suite 1103; Bridgeville, PA 15017		
(Address)	(City)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 8 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Kevin P. Biber_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_Greentree Investment Services, Inc._____, as

of _December 31_____, 2005____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Bobbie Jo Makrush, Notary Public
Bridgeville Boro, Allegheny County
My Commission Expires June 2, 2007
Member, Pennsylvania Association Of Notaries

_____
Signature

_President_____

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GREENTREE INVESTMENT SERVICES, INC.

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

FINANCIAL STATEMENTS

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH P. LABRIOLA, CPA, CFE
L. THEODORE NEIGHBORS, CPA, ABV

ABELE BUSINESS PARK
60 ABELE ROAD, SUITE 1103
BRIDGEVILLE, PENNSYLVANIA 15017

TELEPHONE (412) 257-9920
FACSIMILE (412) 257-9923

February 8, 2006

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Greentree Investment Services, Inc.:

We have audited the accompanying balance sheets of Greentree Investment Services, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greentree Investment Services, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Labriola Neighbors LLP

1

GREENTREE INVESTMENT SERVICES, INC.

BALANCE SHEET

DECEMBER 31

ASSETS

	2005	2004
Cash and cash equivalents	$ 3,016	$ 2,881
Short-term investments	35,097	34,614
Receivables	519	3,680
Total current assets	38,632	41,175
Computer equipment	1,276	1,276
Less: Accumulated depreciation	(1,276)	(1,276)
Total assets	$ 38,632	$ 41,175

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

	2005	2004
Accounts payable	$ 3,588	$ 5,096
Total current liabilities	3,588	5,096

STOCKHOLDER'S EQUITY

	2005	2004
Common stock - no par value - $1 stated value (1,000 shares authorized, 738 shares and 688 shares issued and outstanding)	738	688
Paid in capital	73,062	68,112
Retained earnings (loss)	(38,756)	(32,721)
Total stockholder's equity	35,044	36,079
Total liabilities and stockholder's equity	$ 38,632	$ 41,175

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31

REVENUE

	2005	2004
Commission income	$ 32,379	$ 45,250
Interest and investment income net (Note 2)	518	249
Total revenues	32,897	45,499

EXPENSES

	2005	2004
Salaries and benefits	2,717	7,724
Employment taxes	288	705
Communication	3,523	3,575
Commission	4,995	12,652
Registration	5,690	3,352
Office expense	9,157	9,395
Insurance	1,337	1,247
Automobile expense	5,386	5,258
Advertising	150	550
Dues	2,549	1,698
Travel & entertainment	699	561
Professional services	2,000	2,000
Other	441	963
Total expenses	38,932	49,680
(Loss) income before income taxes	(6,035)	(4,181)
Income taxes (Note 3)		
Net (loss) income	(6,035)	(4,181)
Retained earnings – beginning of year	(32,721)	(28,540)
Retained earnings – end of year	$ (38,756)	$ (32,721)

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at beginning of period	$688	$ 68,112	$(32,721)	$36,079
Capital contributed	50	4,950		5,000
Net income			(6,035)	(6,036)
Balance at end of period	$738	$ 73,062	$(38,756)	$35,043

4

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

	2005	2004
Cash flows from operating activities:		
Net (loss) income	$ (6,035)	$ (4,181)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in investments	(483)	(242)
(Increase) decrease in receivables	3,161	(715)
Increase (decrease) in accounts payable	(1,508)	1,662
Funds used by operating activities	(4,865)	(3,476)
Cash flows from financing activities:		
Capital contribution	5,000	3,000
Net cash provided by financing activities	5,000	3,000
Net (decrease) in cash	135	(476)
Cash and cash equivalents - beginning of year	2,881	3,357
Cash and cash equivalents - end of year	$ 3,016	$ 2,881

GREENTREE INVESTMENT SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Greentree Investment Services, Inc. is a corporation that operates to provide securities broker-dealer services under the regulation of National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC) and various states securities laws. Greentree Investment Services, Inc. commenced operations on May 21, 1991. The Company received approval of the regulatory authorities and began processing transactions effective January 2, 1992.

RECOGNITION OF REVENUE AND EXPENSES

Commission income is recognized when transactions are completed. Expenses are recognized when the liability is incurred.

USE OF ESTIMATES

The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash held in checking and money market accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 2 - INVESTMENTS

2005	Cost	Market
NASD Stock	$ 5,200	$ 5,200
NASD Warrants	20,100	20,100
Fidelity ADV Equity Growth Class T	10,959	9,797
	$ 36,259	$35,097

Unrealized gain of $483 was recognized in the year ended December 31, 2005.

2004	Cost	Market
NASD Stock	$ 5,200	$ 5,200
NASD Warrants	20,100	20,100
Fidelity ADV Equity Growth Class T	10,959	9,314
	$ 36,259	$34,614

Unrealized gain of $242 was recognized in the year ended December 31, 2004.

GREENTREE INVESTMENT SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE 3 - INCOME TAXES

At December 31, 2005, a net operating loss was experienced. Therefore, no federal or state income taxes are currently payable. At December 31, 2005, net operating loss carryforwards of $25,440 for federal income taxes and $19,311 for state income taxes are available to offset future years taxable income.

At December 31, 2004, a net operating loss was experienced. Therefore, no federal or state income taxes are currently payable. At December 31, 2004, net operating loss carryforwards of $19,754 for federal income taxes and $13,275 for state income taxes are available to offset future years taxable income.

Federal carryforwards can be utilized through 2016. The state carryforwards can be utilized through 2011.

NOTE 4 - RELATED PARTY TRANSACTIONS

Greentree Investment Services, Inc. rents office space from its stockholder. Rental payments of $7,824 and $7,824 were made in 2005 and 2004, respectively.

Greentree Investment Services, Inc. leases an automobile from its stockholder. The lease payments amounted to $4,000 and $4,800 in the years ended December 31, 2005 and 2004, respectively.

GREENTREE INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

	Focus Report	Audit Adjustments	Audited Financial Statements
Total Ownership Equity	$ 35,044	$	$ 35,044
Total Non-Allowable Assets	(25,628)		(25,628)
Net Capital before Haircuts	9,416		9,416
Haircuts on Trading & Investment Securities	(1,507)		(1,507)
Net capital	7,909		7,909
Minimum Dollar Requirement	(5,000)		(5,000)
Excess Net Capital	$ 2,909		$ 2,909
Total Aggregate Indebtedness	$ 3,589		$ 3,589
Percentage of Aggregate Indebtedness to Net Capital	45.38%		45.38%

Greentree Investment Services, Inc. is exempt from Rule 15c-3-3 under exemption 15c-3-3(k)(2)(ii).

Rule 15c-3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH P. LABRIOLA, CPA, CFE
L. THEODORE NEIGHBORS, CPA, ABV

ABELE BUSINESS PARK
60 ABELE ROAD, SUITE 1103
BRIDGEVILLE, PENNSYLVANIA 15017

TELEPHONE (412) 257-9920
FACSIMILE (412) 257-9923

February 8, 2006

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Shareholder of Greentree Investment Services, Inc.:

We have audited the financial statements of Greentree Investment Services, Inc. as of December 31, 2005 and for the year ended December 31, 2004 and have issued our report thereon dated February 8, 2006.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The management of Greentree Investment Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In planning and performing our audit of the financial statements of Greentree Investment Services, Inc. for the year ended December 31, 2005, we obtained an understanding of the internal control structure. With respect to the internal control structure, we obtained an understanding of the design of relevant policies and procedures and whether they have been placed in operation, and we assessed control risk in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide an opinion on the internal control structure. Accordingly, we do not express such an opinion.

Board of Directors
Greentree Investment Services, Inc.
Page 2

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We noted no matters involving the internal control structure and its operations that we consider to be material weaknesses as defined above.

Labrala Neughle LLP